SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 28 September 2007

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Transaction in Own Shares dated 14 September 2007
99.2	Transaction in Own Shares dated 17 September 2007
99.3	Transaction in Own Shares dated 18 September 2007
99.4	Transaction in Own Shares dated 24 September 2007
99.5	Transaction in Own Shares dated 25 September 2007

99.1

14 September 2007

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 551,140 of its ordinary shares at a price of 945.634812p per share.

99.2

17 September 2007

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 400,000 of its ordinary shares at a price of 934.989714p per share.

99.3

18 September 2007

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 232,000 of its ordinary shares at a price of 925.609478p per share.

99.4

24 September 2007

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 100,000 of its ordinary shares at a price of 968p per share.

99.5

25 September 2007

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 250,000 of its ordinary shares at a price of 929.62p per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	28 September 2007